Filed by United States Steel LLC and USX Corporation
        Pursuant to Rule 425 under the Securities Act of 1933 And deemed filed pursuant to Rule 13e-4 Of the Securities Exchange Act of 1934 Subject Company:
                                  USX Corporation Commission File No. 333-71454


           United States Steel Announces Filing for Exchange Offer

PITTSBURGH, Oct. 12 /PRNewswire/ -- United States Steel LLC announced today that it has filed with the Securities and Exchange Commission a Registration Statement relating to the issuance of up to $365 million of Senior Quarterly Income Debt Securities due 2031 ("SQUIDS") to be offered in exchange for outstanding 6.5% Cumulative Convertible Preferred Stock of USX Corporation, 6.75% Convertible Cumulative Quarterly Income Preferred Securities of USX Capital Trust I and 8.75% Cumulative Monthly Income Preferred Shares, Series A of USX Capital LLC. The total face amount outstanding of the three securities is approximately $568 million and if more than $365 million face amount is tendered, there will be a proration.

         Pending the separation of U.S. Steel and Marathon, the SQUIDS will be unconditionally guaranteed by USX Corporation. Upon the separation, the USX guarantee will no longer be applicable and United States Steel will be the sole obligor of the SQUIDS.

         The Dealer Manager for the exchange offers is Goldman, Sachs & Co.

         The Prospectus that is part of the Registration Statement contains the following updated Outlook for United States Steel:

         While over the last few months domestic orders for steel had strengthened and prices had stabilized, our order rate for the fourth quarter is currently running lower than our third quarter rate. In the third quarter, Domestic Steel shipments totaled 2.6 million net tons and average realized prices were lower than the second quarter primarily due to changes in mix, including decreased sales of tubular and plate products. In the fourth quarter, we expect Domestic Steel shipments to be approximately 2.3 million net tons and average realized prices to be about flat compared to the third quarter. In light of expected slow market conditions in the fourth quarter, we plan to advance the schedule for a maintenance outage on the Gary Works No. 6 blast furnace.

         On May 31, 2001, a major fire damaged the cold-rolling mill at USS-POSCO, which is fifty percent owned by United States Steel. Damage was predominantly limited to the cold-rolling mill area of the plant. USS-POSCO maintains insurance coverage against such losses, including coverage for business interruption. The mill is expected to resume production in the first quarter of 2002, although full production may not be achieved until mid-2002. Until such time, the plant will continue customer shipments using cold-rolled coils from United States Steel and POSCO as substitute feedstock.

         For USSK, third quarter shipments totaled approximately 1.0 million net tons, down slightly from shipments of 1.1 million net tons in the second quarter, and average realized prices were higher than in the second quarter. In the fourth quarter, we expect shipments to be slightly lower than in the third quarter and average realized prices to be comparable to the third quarter. Based on continued improvement in production performance since acquisition, USSK raw steel production capability for the second half of 2001 has been increased to 2.5 million net tons, for an annualized rate of 5.0 million net tons.

         For the full year 2001, total shipments are expected to be approximately 13.5 to 13.8 million net tons with Domestic Steel shipments of approximately 10 million net tons and USSK shipments of approximately 3.5 to
3.8 million net tons.

         For the longer term, domestic shipment levels and realized prices will be influenced by the strength and timing of a recovery in the manufacturing sector of the domestic economy, levels of imported steel and production capability changes by domestic competitors. Many factors, including developments flowing from the events of September 11, will determine the strength and timing of such recovery and the other factors. For USSK, economic and political developments in Europe and elsewhere will impact USSK's results of operations in 2002 and thereafter.

         United States Steel owns a 16% equity method investment in Republic Technologies International, LLC ("Republic") through USX's ownership in Republic Technologies International Holdings, LLC, which is the sole owner of Republic. Republic is a major purchaser of raw materials from United States Steel and the primary supplier of rounds for Lorain Tubular. On April 2, 2001, Republic filed to reorganize under Chapter 11 of the U.S. Bankruptcy Code. Republic has continued to supply the Lorain mill since filing for bankruptcy and no supply interruptions are anticipated. United States Steel's carrying value of this investment in Republic has been reduced to zero. Upon Republic's filing for bankruptcy, United States Steel accrued a charge for a substantial portion of the receivables due from Republic. At June 30, 2001, United States Steel's remaining pre-petition financial exposure to Republic, after recording various losses and reserves, totaled approximately $30 million.

         The above discussion includes forward-looking statements concerning shipments, pricing, and equity investee performance. These statements are based on assumptions as to future product demand, prices and mix, and production. Steel shipments and prices can be affected by imports and actions of the U.S. Government and its agencies pertaining to trade, domestic and international economies, domestic production capacity, and customer demand. Factors which may affect USSK results are similar to domestic factors, including excess world supply and foreign currency fluctuations, and also can be influenced by matters peculiar to international marketing such as tariffs. In the event these assumptions prove to be inaccurate, actual results may differ significantly from those presently anticipated.

         A registration statement and a tender offer statement relating to these securities have been filed with the Securities and Exchange Commission but the registration statement has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

         Holders of any of the securities that are the subject of the exchange offers are advised to read the registration and tender offer statements because they contain important information. Such holders may obtain a free copy of the registration and tender offer statements, and other documents filed by USX Corporation and United States Steel LLC with the Securities and Exchange Commission, at the Securities and Exchange Commission's website at http://www.sec.gov. After the registration statement becomes effective, such holders may also obtain a free copy of the prospectus contained in the registration and tender offer statements from USX Corporation, Shareholder Services, 600 Grant Street, Room 611, Pittsburgh, Pennsylvania 15219-4776. Phone (412)433-4801, (866)433-4801 (toll free), (412) 433-4818 (fax).

Visit USX Corporation's web site at http://www.usx.com. USX Corporation press releases are available through Company News On-Call at
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SOURCE  USX Corporation

             Copyright 2001 USX Corporation. All rights reserved.